SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                         SOUTHERN ENERGY RESOURCES, INC.
                          BARGAINING UNIT SAVINGS PLAN

                      (Plan for Bargaining Unit Employees)

                       c/o SOUTHERN ENERGY RESOURCES, INC.
                         900 Ashford Parkway, Suite 500
                             Atlanta, Georgia 30338



              B. Name of issuer of the securities held pursuant to
                 the plan and the address of its principal executive office:


                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

                         Southern Energy Resources, Inc.

                          Bargaining Unit Savings Plan

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                                TABLE OF CONTENTS

                                                                    Page No.

EXHIBITS                                                                3


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                4


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits--
                December 31, 1999 and 1998                              5

         Statement of Changes in Net Assets Available for Plan
                Benefits for the Year Ended December 31, 1999           6


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                              7


SCHEDULE supporting financial statements

         Schedule I:       Schedule H, Line 4i--Schedule of Assets
                Held for Investment Purposes--December 31, 1999        14

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                              17

                                    Exhibits

         A - Consent of Independent Public Accountants. (Contained herein at Page 17)

Report of Independent Public Accountants

To the Plan Administrator of the
Southern Energy Resources, Inc.
Bargaining Unit Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the southern energy resources, inc. bargaining unit savings plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

Atlanta, Georgia

June 13, 2000

                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                 1999           1998
                                                 ----           ----
INVESTMENTS                                  $8,506,472       $390,676

DUE TO BROKER FOR SECURITIES PURCHASED                0        (27,213)
                                             ----------       ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $8,506,472       $363,463
                                             ==========       ========










        The accompanying notes are an integral part of these statements.

                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
    Transfer from O&R Plan (Note 1)                         $6,031,904
                                                            ----------
    Investment income:
       Net appreciation in fair value of investments            75,998
       Dividends                                               234,141
                                                            ----------
              Total investment income                          310,139
                                                            ----------
    Contributions:
       Participants'                                         1,326,545
       Employers'                                              473,868
                                                            ----------
              Total contributions                            1,800,413
                                                            ----------
    Loan repayment interest                                      6,606
                                                            ----------
              Total additions                                8,149,062

DEDUCTIONS:

    Benefits paid to participants or beneficiaries               6,053
                                                            ----------
NET INCREASE                                                 8,143,009

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

    Beginning of year                                          363,463
                                                            ----------
    End of year                                             $8,506,472
                                                            ==========









         The accompanying notes are an integral part of this statement.

                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

1. PLAN DESCRIPTION

The following description of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Southern Energy Resources, Inc. (the "Company") covering substantially all members of the Steelworkers of America, AFL-CIO-CLC Local No. 12502 (the "Southern Energy Stateline Bargaining Unit"). The Plan was amended to permit employees of the Company who are members of the Utility Workers' Union of America Local No. 392 and 480, previously employed by Commonwealth Electric Company ("Southern Energy New England Bargaining Unit"), and members of the International Brotherhood of Electrical Workers Local No. 503, previously employed by Orange and Rockland Utilities, Inc. ("Southern Energy New York Bargaining Unit"), to participate in the Plan effective January 1, 1999 and July 1, 1999, respectively.

The Plan was established January 1, 1998 to encourage employee savings, supplement retirement and death benefits, and create a competitive compensation program for employees. The Company appointed Merrill Lynch Trust Company (the "Trustee") as Trustee to execute investment transactions for the Plan. The Company serves as plan administrator. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

The Plan has distinct characteristics for the various bargaining units noted above relative to eligibility and contributions.

Southern Energy Stateline Bargaining Unit

All employees of the Company who are members of the Southern Energy Stateline Bargaining Unit are eligible to participate in the Plan upon completion of one year of service, as defined by the Plan. Participants may enroll in the Plan on the first day of any month after their completion of eligibility requirements. Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 16% of their compensation, subject to certain limitations defined by the Plan, into any investment fund offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 75% of the participant's contribution up to a maximum of 6% of the participant's base compensation. The Company's matching contribution is invested solely in Southern Company common stock. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment fund offered by the Plan once these contributions have been credited to their account.

Southern Energy New England Bargaining Unit

An employee who is a member of the Southern Energy New England Bargaining Unit and an eligible employee of the Company and has completed one hour of service, as defined by the Plan, is eligible to participate in the Plan. A temporary employee, as defined by the Plan, is eligible to participate in the Plan after completion of a consecutive 12-month period of employment with the Company.

Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 16% of their compensation, subject to certain limitations defined by the Plan, into any investment fund offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 100% of the participant's contribution up to a maximum of 4% of the participant's base compensation. The Company's matching contribution is invested solely in Southern Company common stock. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment fund offered by the Plan once these contributions have been credited to their account.

Southern Energy New York Bargaining Unit

An employee who is a member of the Southern Energy New York Bargaining Unit and an eligible employee of Southern Energy New York, G.P., Inc. and has completed one year of service with the Company is eligible to participate in the Plan. All acquisition employees, as defined by the Plan, who participated in the Orange and Rockland, Inc. Hourly Group Savings Plan ("O&R Plan") on June 30, 1999 were eligible to participate in the Plan effective July 1, 1999.

Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 20% of their compensation, subject to certain limitations defined by the Plan, into any investment fund offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 50% of the participant's contribution up to a maximum of 6% of the participant's base compensation. The Company's matching contribution is invested solely in Southern Company common stock. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment fund offered by the Plan once these contributions have been credited to their account.

Participants had the opportunity to transfer their account balances from the O&R Plan to the Plan. These accounts were transferred into the Merrill Lynch Retirement Preservation Trust and then were eligible to be invested according to the participant's investment allocations, as directed under the Plan. Prior to January 1, 2000, the portion of the transferred account attributable to company matching contributions, as defined by the O&R Plan, will be treated as employer matching contributions under the Plan. Effective January 1, 2000, transferred balances relative to company matching contributions, as defined by the O&R Plan, will not be invested in company stock under the Plan but will be invested at the participant's discretion.

Participant Accounts and Vesting

Each participant's account is credited with his/her contribution, the Company's matching contribution, and plan earnings (losses). Participants are immediately fully vested in their accounts.

Benefit Payments

Upon termination of service, death, or disability, a participant or beneficiary (upon the death of the participant) may elect to receive an amount equal to the value of his/her account in a lump-sum distribution. If account balances are less than $5,000, participants will automatically receive a lump-sum payment. A participant or beneficiary may elect to have shares of company stock distributed in common stock. If a participant retires, he/she may elect to receive a lump-sum distribution or annual installments for a period not to exceed 20 years or life expectancy.

Rollovers

Participants may roll over a distribution from a qualified retirement plan of a previous employer to the Plan. The rollover must occur within 12 months from the date of the participant's employment with the Company. Effective April 1, 2000, participants will have 18 months from the date of employment with the Company to roll over distributions from the prior employer's qualified trust to the Plan.

Investment Options

Effective January 1, 1999, the Plan added ten investment funds and four premixed Goal Manager Model Portfolio options to the Plan (indicated with asterisks below). Participants are allowed to choose one Goal Manager Model Portfolio in addition to the other investment options in the Plan.

Participants are offered the following investment options in which they may invest their contributions. A description of each investment option is provided below:

         Southern Company Common Stock

         This fund invests in Southern Company common stock.

         Merrill Lynch Retirement Preservation Trust

         This fund invests in government agency securities, guaranteed investment contracts, and money market instruments.

         Merrill Lynch Equity Index Trust (Tier III)

         This fund invests in certain common stocks that seek to track the performance of the Standard & Poor's 500 composite stock price index.

         Merrill Lynch Special Value Fund (Class A)

         This fund invests in securities of small market capitalization companies.

         Merrill Lynch Global Allocation Fund (Class A)

         This fund invests primarily in U.S. and foreign equities as well as debt and money market securities.

         Merrill Lynch Capital Fund

         This fund invests primarily in equity, debt, and convertible securities.

         PIMCO Total Return Fund (Class A)

         This fund primarily invests in a diversified portfolio of fixed-income securities of varying maturities.

         Hotchkis & Wiley International Fund (Class A)

         This fund invests at least 65% of its total assets in equity securities in at least three non-U.S. markets.

         Seligman High-Yield Bond Fund (Class A)*

         This fund invests its assets in a diversified portfolio of high-yield, high-risk, medium- and lower-quality corporate bonds and notes (commonly referred to as junk bonds).

         Brinson U.S. Equity Fund (Class N)*

         This fund invests in a wide range of equity securities of U.S. companies that are traded on major stock exchanges as well as in the over-the-counter market.

         Massachusetts Investors Trust (Class A)*

         This fund primarily invests its assets in a conservative portfolio of equity securities (including common stock, preferred stock, and convertible securities) selected for their high or improving investment quality.

         Merrill Lynch Fully Managed Portfolio *

         The portfolio invests in stocks, bonds, and cash equivalents (such as Treasury bills).

         Franklin Small-Cap Growth Fund (Class I)*

         This fund primarily invests in equity securities of small capitalization companies.

         GAM Global Fund (Class A)*

         This fund invests in securities issued by companies in any country and will normally invest in securities issued by companies in the United States, Canada, the United Kingdom, Continental Europe, and the Pacific Basin.

         GAM International Fund (Class A)*

         This fund invests in securities issued by companies in any country other than the United States and will normally invest in securities issued by companies in Canada, the United Kingdom, Continental Europe, and the Pacific Basin.

         Loomis Sayles Small-Cap Value Fund (Administrative Class)*

         This fund invests primarily in equity securities of small capitalization companies with good earnings growth potential and which are believed to be undervalued by the market.

         Merrill Lynch Growth Fund (Class A)*

         This fund invests in equity securities, placing principal emphasis on those securities that fund management believes are undervalued.

         Davis New York Venture Fund (Class A)*

         This fund invests primarily in equity securities of companies with market capitalizations of at least $250 million.

         Davis Real Estate Fund (Class A)*

         This fund invests primarily in securities of companies principally engaged in or related to the real estate industry which own significant real estate assets or which primarily invest in real estate financial instruments.

         Goal Manager Portfolios

                  Conservative Portfolio

                  This portfolio invests 50% of its assets in the Merrill Lynch Retirement Preservation Trust, 30% in the PIMCO Total Return Fund, and 20% among the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Hotchkis & Wiley International Equity Fund, and the Merrill Lynch Special Value Fund.

                  Moderate Portfolio

                  This portfolio invests 10% of its assets in the Merrill Lynch Retirement Preservation Trust, 40% in the PIMCO Total Return Fund, and 50% among the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Hotchkis & Wiley International Equity Fund, and the Merrill Lynch Special Value Fund.

                  Moderate to Aggressive Portfolio

                  This portfolio invests 30% of its assets in the PIMCO Total Return Fund and 70% in the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Hotchkis & Wiley International Equity Fund, and the Merrill Lynch Special Value Fund.

                  Aggressive Portfolio

                  This portfolio invests 100% of its assets in the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Hotchkis & Wiley International Equity Fund, and the Merrill Lynch Special Value Fund.

Effective December 31, 1998, Merrill Lynch Corporate Investment Bond and International Equity Funds were removed from the Plan's investment options and replaced by PIMCO Total Return Fund and Hotchkis & Wiley International Fund. Prior to December 31, 1998, participants could transfer their balances from Merrill Lynch Corporate Investment Bond and Merrill Lynch International Equity Funds to any of the remaining investment options. If participants did not elect to transfer their balances from Merrill Lynch Corporate Investment Bond and Merrill Lynch International Equity Funds to any of the remaining investment options, those balances were automatically directed to PIMCO Total Return Fund and Hotchkis & Wiley International Fund, respectively.

Loans to Participants

A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on the prime rate of the prior quarter and is fixed over the life of the note.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the net assets available for plan benefits and the changes therein. Actual results could differ from these estimates.

Administrative Expenses

Substantially, all administrative expenses are paid by the Company.

Investment Valuation

Investments other than investment contracts are valued at quoted market price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. The Plan's investment in the Merrill Lynch Retirement Preservation Trust Fund is fully benefit-responsive and is stated at contract value in accordance with SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans."

Net Appreciation in Fair Value of Investments

Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments.

3. INVESTMENTS

Individual assets that represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 1999 and 1998 are as follows:

                                                         1999            1998
                                                         ----            ----
        Merrill Lynch Retirement Preservation Trust  $3,525,196            N/A
        Massachusetts Investors Trust                   734,061            N/A
        Davis New York Venture Fund                     666,372            N/A
        Southern Company Common Stock                   869,010       $187,876
        Merrill Lynch Equity Index Trust                937,173         41,726
        Merrill Lynch Capital Fund                          N/A         29,836
        Merrill Lynch Special Value Fund                    N/A         44,177
        Hotchkis & Wiley International Fund                 N/A         20,891
        PIMCO Total Return Fund                             N/A         34,492

The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated as follows for the year ended December 31, 1999:

       Investments, at fair value:
           Mutual funds                       $(111,505)
           Common stock                         113,052
           Common/collective trust               74,451
                                              ---------
                                              $  75,998
                                              =========

4. NONPARTICIPANT-DIRECTED INVESTMENTS (UNAUDITED)


Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in Southern Company common stock is as follows as of December 31, 1999 and 1998:

                                                      1999          1998

        Net assets                                  $528,444      $119,202
                                                    --------      --------
        Change in net assets:
            Dividend income                         $ 14,645
            Net depreciation of investments          (66,657)
            Employer contributions                   459,942
            Benefits paid                              1,312
                                                    --------
                                                    $409,242
                                                    ========

5. TAX STATUS


The Plan obtained a determination letter dated June 10, 1999 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 1999.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                                                                     SCHEDULE I
                                                                    Page 1 of 2



                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN

      SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1999




 Identity of Issuer, Borrower,                                                                                             Current
   Lessor, or Similar Party                            Description of Investment                            Cost            Value
______________________________  _______________________________________________________________________   ________      ____________

 *SOUTHERN COMPANY              22,487 shares of non-participant directed Southern Company common stock   $588,320      $   528,444
                                14,492 shares of participant-directed Southern Company common stock            (a)          340,566

 *MERRILL LYNCH                 3,525,196 units of Merrill Lynch Retirement Preservation Trust                 (a)        3,525,196
                                10,546 units of Merrill Lynch Preservation Trust GM                            (a)           10,546
                                9,261 units of Merrill Lynch Equity Index Trust                                (a)          937,174
                                1,133 units of Merrill Lynch Growth Fund (Class A)                             (a)           31,076
                                11,045 units of Merrill Lynch Special Value Fund                               (a)          230,285
                                5,074 units of Merrill Lynch Global Allocation Fund (Class A)                  (a)           71,141
                                2,254 units of Merrill Lynch Special Value GM                                  (a)           46,998
                                2,256 units of Merrill Lynch Capital Fund (Class A)                            (a)           72,364
                                                                                                               (a)
 *MASSACHUSETTS                 35,039 units of Massachusetts Investors Trust                                  (a)          734,061
                                5,748 units of Massachusetts Investors Trust GM                                (a)          120,422
                                                                                                               (a)
 *HOTCHKIS & WILEY              2,031 units of Hotchkis & Wiley International Fund                             (a)           53,626
                                2,950 units of Hotchkis & Wiley International Fund GM                          (a)           77,890
                                                                                                               (a)
 *SELIGMAN                      96 units of Seligman High Income Fund                                          (a)              603
                                                                                                               (a)
 *DAVIS                         23,170 units of Davis New York Venture Fund (Class A)                          (a)          666,372
                                265 units of Davis Services Inc. Real Estate Fund A                            (a)            4,846


                                                                     SCHEDULE I
                                                                    Page 2 of 2




 Identity of Issuer, Borrower,                                                                                             Current
   Lessor, or Similar Party                            Description of Investment                            Cost            Value
______________________________  _______________________________________________________________________   ________      ____________


 *BRINSON                       11,333 units of Brinson U.S. Equity Fund                                       (a)      $   189,825

 *LOOMIS SAYLEs                 130 units of Loomis Sayles Administrative Small Capital                        (a)            2,318

 *GAM                           1,665 units of GAM International Fund (Class A)                                (a)           53,533
                                1,270 units of GAM Global Fund (Class A)                                       (a)           27,633

 *FRANKLIN                      4,482 units of Franklin Small Capital Growth Fund (Class I)                    (a)          197,808

 *PIMCO                         11,164 units of PIMCO Total Return Fund (Class A)                              (a)          110,525
                                5,691 units of PIMCO Total Return Fund (Class A)                               (a)           56,346

 *PARTICIPANTS                  Loans to participants with varying maturities and interest
                                rates ranging from 7.75% to 8.0%                                               (a)          416,874
                                                                                                          $588,320       $8,506,472



                        *Represents a party in interest.


                   (a) Refers to participant-directed shares.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                           SOUTHERN ENERGY RESOURCES, INC.
                           BARGAINING UNIT SAVINGS PLAN
                           (formerly known as the Southern
                            Electric International, Inc.
                            Savings Plan for Covered Employees)





                            /s/ Vance Booker
                                Vance Booker
                                Senior Vice President, Administration
                                and External Affairs

June 26, 2000

                                                                       EXHIBIT A




CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS






As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 13, 2000, included in this annual report of Southern Energy Resources, Inc. Bargaining Unit Savings Plan on Form 11-K for the year ended December 31, 1999, into the Plan's previously filed Registration Statement No. 333-44127.




/s/Arthur Andersen LLP
Atlanta, Georgia
June 26, 2000